Exhibit 6.30

BINDING COMMITMENT LETTER

June 8, 2017

Myomo, Inc.

One Broadway, 14th Floor

Cambridge, MA 02142

Re: Up to $1,000,000 revolving line of credit to Myomo, Inc.

Ladies and Gentlemen:

Paul R. Gudonis (the “Lender”) is pleased to confirm that, subject to the terms and conditions set forth in this letter and the terms attached hereto as Annex I (the “Term Sheet” and together with this letter, this “Commitment Letter”), the Lender hereby commits irrevocably to establish an up to $1,000,000 revolving line of credit (the “Facility”) for Myomo, Inc., a Delaware corporation (the “Borrower”).

This commitment is subject to: (i) the preparation, execution and delivery of loan documentation in customary form, including note(s) incorporating substantially the terms and conditions set forth in the Term Sheet; and (ii) the closing of the Borrower’s planned initial public offering under Regulation A, and the Borrower listing its common stock on the NYSE MKT Exchange, by July 31, 2017.

Subject to the foregoing, this Commitment Letter shall constitute a binding obligation of the Lender for all purposes immediately upon the acceptance hereof by the Borrower. Notwithstanding any other provision of this Commitment Letter, the Lender’s commitments and undertakings as set forth herein shall not be or become effective for any purpose unless and until this Commitment Letter shall have been accepted by the Borrower.

This Commitment Letter shall terminate upon the earlier of (i) the Maturity Date (as defined in the Term Sheet); and (ii) the Borrower entering into a debt or loan facility in the aggregate amount of not less than the greater of (A) $500,000 and (B) the then outstanding principal and interest under the Facility.

This Commitment Letter is solely for the benefit of the Borrower and the Lender, and no provision hereof shall be deemed to confer rights on any other person or entity. This Commitment Letter may not be assigned by the Borrower to any other person or entity, but the obligations of the Borrower hereunder shall be binding upon the successors of the Borrower.

THIS COMMITMENT LETTER WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

TO THE EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE BORROWER AND THE LENDER HEREBY WAIVES JURY TRIAL IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATED TO THIS COMMITMENT LETTER OR ANY OTHER DOCUMENTS CONTEMPLATED HEREBY.

This Commitment Letter may be executed in any number of separate counterparts, each of which shall collectively and separately, constitute one agreement. Upon acceptance by the Borrower, this Commitment Letter shall supersede all understandings and agreements between the parties hereto in respect of the transactions contemplated hereby.

I look forward to working with you on this transaction.

Very truly yours,

By:	/s/ Paul R. Gudonis
Name:	Paul R. Gudonis

Accepted and agreed this 8 day of June 2017.

Myomo, Inc.

By:	/s/ Ralph A. Goldwasser
Name:	Ralph A. Goldwasser
Title:	Chief Financial Officer

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ANNEX I

SUMMARY OF TERMS AND CONDITIONS

Borrower:	Myomo, Inc.

Lender:	Paul R. Gudonis

Facility:	18-month revolving line of credit on a closed-end basis (the “Facility”)

Loan Amount:	Up to $1,000,000

Purpose:	To finance costs associated with a planned initial public offering, working capital and general corporate uses

Maturity Date:	December 31, 2018

Interest Rate:	10%

Commitment Fee:	None

Interest Payments:	Interest shall be calculated on the basis of a 360-day year and shall be payable on the 1st day of each month, with all accrued interest due and payable on the Maturity Date.

Repayments:	The outstanding unpaid principal on all advances shall be due and payable on the Maturity Date.

Collateral:	None

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Representations and Warranties:	Usual and customary for the Lender in transactions of this type

Affirmative Covenants:	Usual and customary for the Lender in transactions of this type

Events of Default:	Usual and customary for the Lender in transactions of this type, including without limitation: (i) failure to pay principal when due; failure to pay any amount owed under the loan documents, (ii) breach of any covenants, (iii) the breach of any representation or warranty, (iv) cross-default to any other agreement in connection with the Facility and any other indebtedness to the Lender, (v) bankruptcy or insolvency (whether voluntary or involuntary) of the Borrower, (vi) dissolution, liquidation, merger, consolidation, termination or suspension of business of the Borrower; (vii) a change in control affecting Borrower, (viii) a material change in Borrower’s senior management team without prior Lender consent; (ix) a determination by Lender of the occurrence of a material adverse change in the financial condition of the Borrower; (x) the sale of all or substantially all of the assets of the Borrower other than in the ordinary course of business.

Conditions Precedent:

The making of the initial loan under the Facility will be subject to the following conditions: (i) the execution and delivery of definitive loan documentation in customary form; (ii) the closing of the Borrower’s planned initial public offering under Regulation A, and the Borrower listing on the NYSE MKT Exchange, by July 31, 2017; (iii) the delivery of resolutions of the board of directors of the Borrower authorizing the entry into the Facility

The making of each loan shall be subject to accuracy of representations and warranties as of the date of such loan and no event of default under the Facility described herein shall have occurred and be continuing as of the date of such loan or would result from the making of such loan.

Fees and Expenses	Borrower will pay all of Lender’s fees, charges, costs and expenses, including, without limitation, fees of Borrower’s legal counsel, in connection with the preparation, administration and enforcement of all documentation executed in connection with the Facility.

Governing Law and Jurisdiction:	State of Delaware

This Summary of Terms is intended as an outline of the material terms of the Facility described herein and does not purport to describe all of the terms and conditions, representations and warranties, covenants and other provisions that could be contained in the definitive loan documentation relating to the Facility as provided herein.

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